                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                               --------------------------

                                      FORM 8-A/A

                                   AMENDMENT NO. 1


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                               --------------------------


                           MERIDIAN INDUSTRIAL TRUST, INC.
                (Exact name of registrant as specified in its charter)



                  MARYLAND                               94-3224765
(State of Incorporation or organization) (I.R.S. Employer Identification Number)

      455 MARKET STREET, 17TH FLOOR                        94105
        SAN FRANCISCO, CALIFORNIA                        (Zip code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

                                 Title of each class
                                 to be so registered
                                 -------------------
                       COMMON STOCK, PAR VALUE $.001 PER SHARE

Securities to be registered pursuant to Section 12(g) of the Act:  NONE

     Meridian Industrial Trust, Inc., a Maryland corporation (the "Company"), hereby amends Item 1 and Item 2 of its Form 8-A Registration Statement filed January 4, 1996, as amended (the "Registration Statement"), to read in their entirety as follows:

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The following is a summary of certain features of the Company's stock. This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Company's Third Amended and Restated Articles of Incorporation (the "Charter") and the Company's Second Amended and Restated Bylaws, as amended, copies of which are exhibits to this Registration Statement. Certain additional terms are defined in the Glossary at the end of this Item 1.

GENERAL

     Under the Charter, the Company is authorized to issue a total of 200 million shares of stock, consisting of 175 million shares of Common Stock, par value $.001 per share, and 25 million shares of Preferred Stock, par value $.001 per share. The Company is a Maryland corporation. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations.

COMMON STOCK

     Subject to the preferential rights of any other shares or series of stock, holders of shares of Common Stock are entitled to receive dividends on shares if, as and when authorized and declared by the Board of Directors (the "Board") out of assets legally available for distribution. Under the Maryland General Corporation Law (the "MGCL"), a dividend or other distribution may not be made if after giving effect to it (a) the corporation would not be able to pay its debts as they become due in the usual course of business or (b) the corporation's total assets would be less than the corporation's total liabilities plus (unless the corporation's charter provides otherwise, which the Charter does not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights upon dissolution are superior to those receiving the distribution. Holders of shares of Common Stock also are entitled to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the Company's liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     Subject to the REIT ownership provisions set forth in the Charter, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as otherwise required by law or except as provided with respect to the Series B Preferred Stock or any other class or series of stock, the holders of shares of Common Stock possess the exclusive voting power of the Company. There is no cumulative voting for the election of directors of the Company, which means that the holders of a majority of the outstanding shares of Common Stock will be able to elect all the directors for whom such holders vote, and the holders of the remaining shares of Common Stock will not be able to elect any directors. As explained under "-- Preferred Stock," the holders of shares of Series B Preferred Stock have certain rights to elect directors.

     Holders of shares of Common Stock have no conversion, sinking fund or redemption rights or any preemptive rights to subscribe for any additional securities of the Company. All shares of Common Stock have equal distribution, liquidation and other rights, and have no preference or exchange rights.

     Under the MGCL, a corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of holders of at least two-thirds of the shares entitled to vote on the matter or such lesser percentage (but not less than a majority of all of the votes to be cast on the matter) as is set forth in the corporation's charter. The Charter provides that, subject to the rights of any series of Preferred Stock then outstanding, such extraordinary transactions may be approved by the affirmative vote of a majority of all of the votes entitled to be cast on such matters.

     The transfer agent and registrar for the shares of Common Stock is First Chicago Trust Company of New York.

RIGHTS TO PURCHASE PREFERRED STOCK

     On February 27, 1998, the Board, declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend is payable to the stockholders of record on March 16, 1998 (the "Record Date"). As of March 6, 1998, 30,186,468 shares of Common Stock were issued and outstanding. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, par value $.001 per share (the "Series C Preferred Stock"), of the Company, at a price of $100 per one one-thousandth of a share of Series C Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of March 12, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). The following description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is available free of charge from the Company.

     DETACHMENT OF RIGHTS; EXERCISE. Initially, the Rights will attach to all shares of Common Stock, whether held in certificated or book entry form, and no separate Right Certificate will be distributed. The Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, subject to certain exceptions with respect to stockholders that beneficially owned more than 15% of the Company's outstanding Voting Shares on the date the Rights Agreement was adopted (the "Ownership Limit"), or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group in excess of the Ownership Limit.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) with respect to shares of Common Stock outstanding on the Record Date that are held in certificated form, the Rights will be evidenced by the certificates representing such shares of Common Stock with a copy of the Summary of Rights to Purchase Preferred Shares included as Exhibit C to Exhibit 4.1 hereto (the "Summary of Rights") attached thereto, (ii) with respect to shares of Common Stock outstanding on the Record Date that are held in book entry form, the Rights will be evidenced a notation in the records of the Rights Agent (which also serves as the transfer agent for the Common Stock), (iii) the Rights will be transferred with and only with the Common Stock, (iv) new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock in certificated form, will contain a notation incorporating the Rights Agreement by reference, and (v) the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights. After the Distribution Date the Rights will not be held in book-entry form.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 12, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     If a person or group were to acquire Voting Shares of the Company in excess of the Ownership Limit, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of Common Stock (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

     If the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     SERIES C PREFERRED STOCK. The dividend and liquidation rights, and the non-redemption feature, of the Series C Preferred Stock are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one share of Common Stock. The Series C Preferred Stock issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or
(ii) in the aggregate, 1,000 times the dividend declared on the Common Stock.
In the event of liquidation, the holders of the Series C Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of
(i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Series C Preferred Stock shall generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Company.

     The offer and sale of the Series C Preferred Stock issuable upon exercise of the Rights will be registered with the Securities and Exchange Commission and such registration will not be effective until the Rights become exercisable.

     ANTIDILUTION AND OTHER ADJUSTMENTS. The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     EXCHANGE OPTION. At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of the outstanding Voting Shares of the Company in excess of the Ownership Limit and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Company, the Board may, at its option, issue Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock (or one one-thousandth of a Preferred Share) for each two shares of Common Stock for which each Right is then exercisable, subject to adjustment.

     REDEMPTION OF RIGHTS. At any time prior to the first public announcement that a person or group has become the beneficial owner of Voting Shares in excess of the Ownership Limit, the Board (including at least a majority of the Continuing Directors) may redeem all but not less than all the then outstanding Rights at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board (including at least a majority of the Continuing Directors) in its sole discretion may establish. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     NO RIGHTS AS STOCKHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board (including at least a majority of the Continuing Directors) without the consent of the holders of the Rights, including an amendment to extend the

Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of outstanding Voting Shares in excess of the Ownership Limit, no such amendment may materially and adversely affect the interests of the holders of the Rights.

     The Rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company without the approval of the Board (including at least a majority of the Continuing Directors). The Rights should not, however, interfere with any merger or other business combination that is approved by the Board.

PREFERRED STOCK

     Under the Charter, the Board is authorized, without further stockholder action, to provide for the issuance of up to 25 million shares of Preferred Stock in one or more series. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board, subject to the rights of holders of any series of Preferred Stock then outstanding. Prior to the issuance of shares of each series, the Board is required by the MGCL and the Charter to fix (subject to the express terms of any class or series of the Company's stock outstanding at the time and the ownership and transfer restrictions contained in the Charter, described under "-- Restrictions on Transfer and Ownership") the terms, preferences, conversion, other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each series. Such rights, powers, restrictions and limitations could include the right to receive specified dividend payments and payments on liquidation prior to any such payments being made to the holders of shares of Common Stock. The Board could also authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of shares of Common Stock might receive a premium for their shares over the then market price of such shares.

     The rights, preferences, privileges, and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption, and liquidation preferences, of the Preferred Stock of each series will be fixed or designated by the Board pursuant to the articles supplementary. The specific terms of a particular series of Preferred Stock will include the following: (a) the maximum number of shares to constitute the series and the distinctive designation thereof; (b) the annual dividend rate, if any, on shares of the series (or the method of calculating such rate), whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, and whether dividends will be cumulative; (c) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which such shares may be redeemed, including the time during which such shares may be redeemed and any accumulated dividends thereon that the holders of such shares shall be entitled to receive upon the redemption thereof;
(d) the liquidation preference, if any, applicable to shares of the series;
(e) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of such shares for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund; (f) the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or another corporation or any series of any other class or classes, or of any other series of the same class, including the price or rate of conversion or exchange and the method, if any, of adjusting the same; (g) the voting rights, if any, on the shares of the series; and (h) any other preferences and relative, participating, optional, or other special rights or qualifications, limitations, or restrictions thereof.

DESIGNATED PREFERRED STOCK

     SERIES A PREFERRED STOCK. In connection with the formation and initial capitalization of the Company, the Company issued a total of one million shares of Series A Preferred Stock. These shares were canceled or redeemed in connection with the Merger and no shares of the Series A Preferred Stock are outstanding.

     SERIES B PREFERRED STOCK. The Company issued a total of 2,272,727 shares of Series B Preferred Stock for a total purchase price of $35 million or $15.40 per share on February 23, 1996. The Board has established the rights, powers, restrictions and limitations of the Series B Preferred Stock. The holders of shares of Series B Preferred Stock are entitled to receive cumulative dividends:
(a) for the first eight quarterly dividend periods after issuance, in an amount per share equal to the greater of (i) $0.31 per quarter or (ii) 103% (as adjusted from time to time by the Board as the conversion price of the Series B Preferred Stock is adjusted from time to time) of the quarterly dividend payable per share of Common Stock during that period (determined as of the date on which the applicable Common Stock dividend is authorized) and (b) beginning with the ninth quarterly dividend period after issuance, in an amount per share equal to the greater of (i) the quarterly dividend payable on the Series B Preferred Stock for the eighth quarterly dividend period after issuance or (ii) the dividend paid per share of Common Stock (determined as of the date on which the Common Stock dividend for the corresponding Common Stock dividend period is authorized and as adjusted from time to time by the Board as the conversion price of the Series B Preferred Stock is adjusted from time to time). If the annual dividend rate is $1.24 per share on the Series B Preferred Stock, the total dividend would equal approximately $2.8 million per year.

     The holders of shares of Series B Preferred Stock also are entitled to a liquidation preference of $15.40 per share (equivalent to the initial purchase price) plus accumulated unpaid dividends if the Company is liquidated or sold prior to the redemption or conversion of those shares. The rights of holders of Series B Preferred Stock to cumulative dividends and the liquidation preference are senior to the rights of holders of Common Stock to dividends or any distributions upon liquidation or sale of the Company.

     Each share of Series B Preferred Stock is convertible at the option of its holder at any time into shares of Common Stock at a conversion price of $15.40 per share of Common Stock (the "Conversion Price") (equivalent to an initial conversion rate of one share of Common Stock per share of Series B Preferred), subject to adjustment to reflect stock dividends, splits, combinations and issuances of stock by reclassification of Common Stock. In addition, if the Company issues for cash or other consideration shares of Common Stock or any security convertible into or exchangeable or exercisable for Common Stock (other than securities issued to directors, officers or employees of the Company and securities issued in connection with property acquisitions that are approved by the Investment Committee of the Board and the designee, if any, of the Series B Preferred Stock then sitting on the Board) at a price, including any additional consideration payable upon any such conversion, exchange or exercise (before deduction of any reasonable and customary discounts, commissions, fees and other expenses of issuance and marketing) that is less than $16.00 as adjusted from time to time by the Board upon certain other adjustments to the conversion price, there will be a reduction in the conversion price of the Series B Preferred Stock equal to the amount by which $16.00 (as adjusted) exceeds the purchase, exchange or conversion price. If the Company engages in more than one such issuance, the amount of the adjustment to the Conversion Price will be equal to the greatest individual reduction. However, such adjustments will not be cumulative. The number of shares of Common Stock actually issuable upon the conversion of the Series B Preferred Stock will be determined by dividing the total liquidation preference of such shares (plus all unpaid accumulated dividends, except any dividends accumulated on shares of Series B Preferred Stock presented for conversion after the end of the last-completed quarterly dividend period) by the conversion price in effect at that time.

     At any time on or after January 1, 1999 and on or before December 31, 2004, the Company, at its option, may convert the outstanding shares of Series B Preferred Stock, in whole but not in part, into shares of Common Stock at the then effective conversion price per share (currently equivalent to an initial conversion rate of one share of Common Stock per share of Series B Preferred Stock), subject to certain adjustments, so long as: (a) the average closing price of Common Stock on the NYSE during any 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately preceding the date the Company provides notice of exercise of its right to convert the Series B Preferred Stock meets or exceeds the following percentages of the then-applicable Conversion Price (the "Conversion Price Premium"):


                    YEAR            PERCENTAGE
                    -----           -----------
                    1999                 115.0%
                    2000                 119.0
                    2001                 123.0
                    2002                 127.5
                    2003 and 2004        132.0


and (b) the closing price of the Common Stock on the trading day immediately preceding the date the Company provides notice of exercise of this option equals or exceeds the applicable Conversion Price Premium.

     At any time on or after January 1, 1999 and on or before December 31, 2004, the Company, at its option, may redeem the Series B Preferred Stock, in whole or in part (but in no event for a total consideration that is less than $1 million), for a per share cash price as follows:


                                            REDEMPTION
                              YEAR             PRICE
                              -----           -------
                              1999               $16.95
                              2000                17.35
                              2001                17.80
                              2002                18.25
                              2003 and 2004       18.70



plus, in each case, accumulated unpaid dividends to and including the date fixed for redemption. If the Company exercises its right to redeem the Series B Preferred Stock, the holder's conversion right will terminate five days before the redemption date.

     The holders of Series B Preferred Stock vote together with the holders of the Common Stock on an as-converted basis on all matters submitted to a vote of the Company's common stockholders. In addition, for so long as Ameritech and OTR collectively hold shares of Series B Preferred Stock representing on an as-converted basis more than 15% of the publicly-traded shares of Common Stock (excluding shares owned by Hunt, USAA, officers and directors of the Company or Ameritech and OTR and as otherwise defined in the agreement with Ameritech and
OTR), the holders of Series B Preferred Stock will be entitled to require the Company to increase the size of the Board by one person (there currently are seven Company directors) and to elect that additional director. That percentage will be reduced to one-half of the then-effective percentage in the event of a partial redemption or conversion of the Series B Preferred Stock. (The applicable percentage is referred to in this Prospectus as the "Minimum Ownership Level".) At the Company's next annual meeting following any such election, if necessary, the size of the Board will be reduced to nine persons and, at that meeting and each succeeding annual meeting for so long as Ameritech and OTR collectively hold shares of Series B Preferred Stock representing on an as-converted basis more than the Minimum Ownership Level and the holders of the Series B Preferred Stock elect to exercise such right, the holders of the Series B Preferred Stock, voting as a separate class, will be entitled to elect one director to serve on the Board by majority vote. If dividends on the Series B Preferred Stock are in arrears for six consecutive quarterly dividend periods, and Ameritech and OTR collectively hold all the outstanding shares of Series B Preferred Stock, then the Board will be increased by two (in addition to the director referred to previously), and Ameritech will have the right to designate one such director and OTR will have the right to designate the other such director. If Ameritech and OTR do not then hold all of the outstanding shares of Series B Preferred Stock, then the holders of a majority of the Series B Preferred Stock voting separately as a class will have the right to elect one director to serve on the Board until all such dividend arrearages are eliminated. According to Ameritech's Form 13D dated October 10, 1997, Ameritech stated that it does not currently intend to exercise its right to appoint a director. At the next annual meeting of stockholders of the Company after the election of such director or directors, the size of the Board will be reduced, if necessary, to: (a) nine persons if one director is so elected; and (b) ten directors if two directors are so elected. In either case, that shall be the maximum membership of the Board until such time as all arrearages in dividends shall have been paid. The Company may not amend the provisions of the Series B Preferred Stock without the affirmative vote of holders of at least 75% of the outstanding shares of Series B Preferred Stock. The holders of the Series B Preferred Stock also have the right to approve certain extraordinary corporate transactions by a majority vote, including a merger in which the Company is not the surviving entity and any sale of all or substantially all of the Company's assets.

     The Company has agreed in connection with the Stock Purchase Agreement with Ameritech and OTR that until such time as Ameritech and OTR cease to hold shares of Series B Preferred Stock (or Common Stock in the event of a conversion of Series B Preferred) representing on an as-converted basis in the aggregate at least the Minimum Ownership Level, the Company is subject to a number of operating covenants, including: (a) the Company may not repurchase more than $5 million of Common Stock in the aggregate; (b) the Company may not incur debt that, at the time the debt is incurred, would result in the Company having a debt-to-total-debt-and-equity-capitalization ratio above 60%; (c) the Company may engage in transactions with affiliates only with the approval of a majority of its disinterested directors and upon terms no less favorable than those that could be obtained in an arms' length transaction and, if the value of any such transaction exceeds 10% of the fair market value of the Company's assets as determined by the Board, the Company must obtain a third-party appraisal or other confirmation that such transaction is on terms no less favorable to the Company than those that could be obtained in an arm's length transaction; (d) the Company must continue to qualify as a real estate operating company; and (e) until such time as the market value of the Company's publicly traded shares exceeds $250 million for at least 60 consecutive days, the Company may not engage in any issuances of equity securities in private placements unless, after the private placement, the market value of the Company's publicly-traded shares (as defined therein) would equal or exceed 50% of the Company's total equity capitalization and unless the purchasers in any such private placement agree to certain restrictions on the transfer of the stock purchased in the private placement for a period of one year.

     SERIES C PREFERRED STOCK. The terms of the Series C Preferred Stock are designed so that the value of each one one-thousandth of a share purchasable upon exercise of a Right will approximate the value of one share of Common Stock. The Series C Preferred Stock is non-redeemable and will rank junior to all other series of the Company's Preferred Stock. Each whole share of Series C Preferred Stock is entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Series A Preferred are entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the Common Stock. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged for or changed into other stock or securities, cash or other property, each whole share of Series C Preferred Stock is entitled to receive 1,000 times the amount received per share of Common Stock. Each whole share of Series C Preferred Stock is entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Series C Preferred Stock will generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of stockholders of the Company.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, beginning with calendar year 1996, generally not more than 50% of the value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and its outstanding stock must be beneficially owned by at least 100 persons. See "Federal Income Tax Considerations -- REIT Qualification. To help the Company meet these requirements and otherwise maintain its REIT status, the Charter includes three basic protective provisions affecting the ownership and transfer of the Company's issued and outstanding shares of any class or series of Common Stock or Preferred Stock ("Equity Stock"): (a) a general prohibition against actual or constructive ownership by any person (other than persons designated by the Board as "Excepted Holders", described further below) of more than 8.5% of the lesser of the number or value of the outstanding shares of any class or series of Equity Stock; (b) a prohibition against ownership of Equity Stock that would cause the Company to be "closely held" or to otherwise fail to qualify as a REIT (such as ownership that would result in the Company being treated as owning an interest in a tenant if income derived by the Company from that tenant would cause the Company to fail to satisfy any of the REIT gross income requirements); and (c) a prohibition against transfers that would result in the Equity Stock being owned by less than 100 persons. In addition, in January, 1996, the Company issued shares of Common Stock that, prior to the end of that month, were held by 100 individuals in order to meet the 100-person requirement.

     These ownership restrictions took effect on February 23, 1996 and may be terminated if the Board determines that it is no longer in the best interests of the Company to attempt to, or continue to, qualify as a REIT or that compliance with the ownership limits and restrictions on transfer is no longer required in order for the Company to qualify as a REIT.

     These restrictions on ownership and transfer may have the effect of precluding acquisition of control of the Company or otherwise limit the opportunity for stockholders to receive a premium for their shares of Common Stock that might otherwise exist if an investor attempted to assemble a block of shares of Common Stock in excess of the 8.5% ownership limit or the higher ownership limits set for certain stockholders.

     TRANSFERS IN TRUST. The Charter provides that, upon any attempted transfer of Equity Stock (including warrants or options to acquire Equity Stock) that would cause any person to be treated as owning Equity Stock in violation of the ownership restrictions (other than the prohibition against transfers that would result in less than 100 owners), the number of shares that would cause the violation are automatically transferred to a trustee for the benefit of a charitable beneficiary as "Shares-in-Trust." The person who otherwise would have been considered the owner (the "Prohibited Owner") will have no rights or economic interest in those shares. For these purposes, potentially violative "ownership" is evaluated by taking into account the broad constructive ownership rules of Sections 544 and 318 of the Code, with certain modifications. In addition, a "transfer" that is subject to these restrictions includes any issuance, sale, transfer, gift, assignment, devise or other disposition as well as any other event that causes any person to have or acquire ownership (applying the constructive ownership rules) of Equity Stock.

     The trustee is entitled to vote all Shares-in-Trust and to receive all distributions on Shares-in-Trust, and will hold such distributions for the benefit of the charitable beneficiary. If any distributions with respect to Shares-in-Trust are paid to the Prohibited Owner before the Company discovers the violation of the ownership limit, the Prohibited Owner must pay that amount to the trustee. Distributions on Shares-in-Trust will be used by the trustee first to pay any expenses of the trust, second to pay any expenses of the Company incurred in connection with the trust and third to pay any excess to the charitable beneficiary. The Prohibited Owner is not to receive any benefit from distributions.

     The trustee is obligated to sell the Shares-in-Trust promptly to a person who would not cause a violation of the ownership restrictions (at which time the shares will cease to be Shares-in-Trust) and to distribute the net sale proceeds first to pay any expenses of the trust, second to pay any expenses of the Company incurred in connection with the trust, third to pay the Prohibited Owner an amount intended to ensure that the Prohibited Owner will not realize any appreciation in value of the shares and fourth to pay any excess to the charitable beneficiary. If a Prohibited Owner sells Shares-in-Trust before the Company discovers the transfer, such shares are deemed to have been sold on behalf of the trust. To the extent that the Prohibited Owner received more in that sale than the Prohibited Owner would otherwise be entitled to receive under these provisions, the excess must immediately be delivered to the trustee.

     THE COMPANY PURCHASE RIGHT. The Company also will have the right to purchase all or any portion of the Shares-in-Trust, and the Shares-in-Trust are deemed to have been offered to the Company, at the lesser of: (a) the price per share paid for such shares in the transaction that created the Shares-in-Trust (or if no price was paid, the market price at the time of that event); and (b) the market price on the date the Company or its designee accepts the offer. This purchase right exists for a period of 90 days after the later of: (a) the date of the purported transfer that created the Shares-in-Trust, if the Company receives notice of the event; and (b) the date the Company determines in good faith that a purported transfer creating Shares-in-Trust has occurred, if the Company does not receive notice of the event. The Company may not, however, exercise this right after the trustee has sold the Shares-in-Trust to a person whose ownership will not cause a violation of the ownership restrictions.

     REPORTING OF TRANSFERS AND OWNERSHIP. To assist in the enforcement of the ownership restrictions, the Charter requires any person who acquires or attempts to acquire Equity Stock in violation of the ownership restrictions (or who would own shares of Equity Stock but for the automatic transfer to the trust) to give the Company immediate written notice of that event. In the case of a proposed or attempted violative transfer, the purported transferee must give at least 15 days' prior written notice of the event and provide any other information the Company requests in order to determine whether such transfer affects the Company's REIT status.

     In addition, the Charter generally requires every person who owns more than 5% (or such lower percentage as is required under the applicable Treasury Regulations) of the number or value of the outstanding shares of any class or series of the Equity Stock to give the Company written notice, within 30 days after the close of each taxable year, stating the owner's name and address, the number of shares of each class or series of Equity Stock owned and a description of how the shares are held. These owners must generally provide any additional information the Company requests in order to determine whether such ownership affects the Company's REIT status and to ensure compliance with the ownership restrictions. All remaining owners must generally provide ownership information upon request. The Charter allows the Board to determine the information that must be delivered by each owner of Equity Stock.

     TRANSFERS VOID. The Charter also provides that if, for any reason, a transfer to the trust described above would not effectively prevent the Prohibited Owner from violating the ownership restrictions, then the purported transfer is void ab initio and the Prohibited Owner does not acquire any rights in the excess Equity Stock.

     EXCEPTED HOLDERS. In order to permit ownership in excess of the specified 8.5% ownership limit for persons who will not jeopardize the Company's REIT status, the Charter permits the Board to designate certain "Excepted Holders." Excepted Holders must supply appropriate representations and undertakings designed to protect the Company's REIT status (such as information establishing that the Excepted Holder is treated as a "look-through" entity in applying the REIT stock ownership tests and that the deemed ownership of the Company shares through the entity will be appropriately dispersed so as not to jeopardize the Company's REIT status). Each Excepted Holder will be subject to a separate ownership limit as specified by the Board.

     The only current Excepted Holders (and their respective Excepted Holder Limits for Common Stock) are Ameritech (29%), Prudential (30%), Hunt (23.7%), USAA (20%), OTR (8.5%), and Morgan Stanley (1,600,000 shares), six of the principal shareholders of the Company. Ameritech, Prudential, Hunt, USAA, OTR and Morgan Stanley have entered into separate "Excepted Holder Agreements" with the Company under which they have given representations and undertakings designed to protect the Company's REIT status. Prudential has represented and covenanted to the Company that the shares that it beneficially owns, including shares held on behalf of certain insurance company separate accounts, will be treated as held proportionately by its policyholders. USAA has represented and covenanted to the Company that shares that it owns will be treated as held proportionately by the shareholders of its ultimate parent corporation and that no individual will be treated as owning more than the "basic" 8.5% ownership limit. Hunt's shares are held by a partnership that also has represented and covenanted to the Company that the shares it owns will be held so that no individual will be treated as owning more than the basic 8.5% ownership limit, except that up to 15.3% of the lesser of the number or value of any outstanding class of Equity Stock may be treated as owned by one individual and such individual's family as defined in Code Section 544(a)(2). Accordingly, under the basic 8.5% ownership limit and the existing Excepted Holder Limits, no five or fewer individuals would be permitted to own more than 49.3% of the outstanding Equity Stock. One individual, owning through Hunt, may own up to 15.3%.

     The Excepted Holder Agreements with Ameritech and OTR permit Ameritech and OTR to own up to 100% of the outstanding shares of Series B Preferred Stock and permit Ameritech to own up to 29% of the outstanding shares of Common Stock and OTR to own up to 8.5% of the outstanding shares of Common Stock. The Excepted Holder Agreement with Morgan Stanley permits Morgan Stanley acting on its own behalf and on behalf of its clients accounts over which it has investment discretion to own shares of Common Stock equal to the greater of 1,600,000 shares or 8.5% of the outstanding shares of Common Stock. These agreements and the Prudential, Hunt and USAA Excepted Holder Agreement also provide for certain adjustments to the ownership limits if the Company engages in certain types of redemptions or repurchases of Common Stock. Ameritech and OTR have represented and covenanted that they are "qualified trusts" entitled to "look-through" treatment in applying the REIT ownership restrictions and that none of their beneficiaries has been treated as owning a significant portion of the shares it owns.

     Under the Excepted Holder Agreements, the Excepted Holders have made representations with respect to their actual or constructive ownership of interests in tenants of the Company. These representations are designed to assist the Company to qualify as a REIT. A breach of any of these representations, except as determined by the Board with respect a particular Excepted Holder, may result in certain shares of Equity Stock held by such Excepted Holder becoming Shares-in-Trust. The Excepted Holder Agreements entered into with Ameritech and Prudential provides that a tenant ownership issue of this type will be resolved other than through the creation of Shares-in-Trust.

OUTSTANDING WARRANTS

     The Company issued 553,000 Merger Warrants on April 8, 1996. Each Merger Warrant entitles the holder to receive one share of Common Stock upon its exercise. The Merger Warrants are listed for trading on the American Stock Exchange. The Merger Warrants are exercisable during the period May 23, 1997 through February 23, 1999. The exercise price of the Merger Warrants is $16.23 (the average of the closing prices of the Common Stock for the first 20 trading days after the Merger).

     The exercise price of the Merger Warrants and the number of shares of Common Stock issuable upon exercise of the Merger Warrants are subject to adjustment in the event of stock dividends, stock splits, subdivisions, reclassifications, reorganizations, consolidations and mergers.

     If a holder of Merger Warrants fails to exercise his or her Merger Warrants before their expiration, those warrants will expire and the holder will have no further rights with respect to Merger Warrants. A holder of Merger Warrants will not have any rights, privileges or liabilities of a stockholder of the Company prior to exercise of the Merger Warrants, including the rights to vote and to receive distributions.

     On February 23, 1996, the Company issued a warrant to purchase shares of Common Stock to USAA (the "USAA Warrant"). The USAA Warrant has an exercise price of $14.60 per share and covers 184,900 shares of Common Stock. On April 3, 1966, USAA sold the USAA Warrant to an affiliate of Morgan Stanley for $300,000.

                                       GLOSSARY

     "AMERITECH" means State Street Bank and Trust Company, as trustee for the Ameritech Pension Trust (or any successor trustee).

     "CODE" means the Internal Revenue Code of 1986, as amended, together with its predecessor.

     "COMMISSION" means the Securities and Exchange Commission.

     "COMMON STOCK" means the Company's common stock, par value $.001 per share.

     "COMPANY" means Meridian Industrial Trust, Inc., a Maryland corporation.

     "CONTROL SHARE LAW" means Sections 3-701 through 3-709 of the MGCL.

     "CONVERSION PRICE" means the price at which the Series B Preferred Stock may be converted into Common Stock at the option of the holder.

     "EQUITY STOCK" means Common and Preferred Stock of the Company.

     "EXCEPTED HOLDERS" means a person whom the Board has determined will be permitted to hold shares in excess of the Ownership Limit, based upon appropriate representations and undertakings designed to protect the Company's REIT status.

     "HUNT" means Hunt Acquisitions Partners, Ltd., a Delaware limited partnership.

     "HUNT REALTY" means Hunt Realty Corporation, a Delaware corporation.

     "IRS" means the Internal Revenue Service.

     "MERGER" means the merger of Trusts IV, VI and VII into the Company in accordance with the Merger Agreement and applicable law.

     "MERGER WARRANTS" means the warrants to purchase shares of Common Stock issued by the Company to the holders of Trust VI common stock and Trust VII common stock in connection with the Merger.

     "NYSE" means the New York Stock Exchange.

     "OTR" means OTR, an Ohio general partnership acting on behalf of and as nominee for The State Teachers Retirement Board of Ohio.

     "OWNERSHIP LIMIT" means the restriction contained in the Charter providing that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.5% of the lesser of the number or value of the outstanding shares of any class of the Company's stock.

     "PREFERRED STOCK" means all series of preferred stock of the Company.

     "PROHIBITED OWNER" means the person who would otherwise be considered the owner of Shares-in-Trust had such shares not been transferred to a trustee because such owner violated the Ownership Limit.

     "PRUDENTIAL" means, collectively, The Prudential Insurance Company of America, The Prudential Variable Contract Real Property Partnership, Strategic Performance Fund-II, Inc., and three insurance company separate accounts managed by The Prudential Insurance Company of America.

     "REIT" means a real estate investment trust meeting the requirements of Sections 856 through 860 of the Code.

     "SERIES A PREFERRED STOCK" means the Series A Preferred Stock, par value $.001 per share of the Company that was redeemed or canceled in the Merger.

     "SERIES B PREFERRED STOCK" means the Series B Preferred Stock, par value $.001 per share, of the Company issued in the Preferred Stock Private Placement.

     "SHARES-IN-TRUST" means shares of Equity Stock (including warrants or options to acquire Equity Stock) that would be automatically transferred to a trustee for the benefit of a charitable beneficiary because they would cause a person to be treated as owning Equity Stock in violation of the Company's Ownership Limit.

     "TRUST IV" means Meridian Point Realty Trust IV Co., a Missouri corporation that merged into the Company on February 23, 1996.

     "TRUST VI" means Meridian Point Realty Trust VI Co., a Missouri corporation that merged into the Company on February 23, 1996.

     "TRUST VII" means Meridian Point Realty Trust VII Co., a Missouri corporation that merged into the Company on February 23, 1996.

     "TRUSTS" means Trust IV, Trust VI, Trust VII and Trust 83, collectively.

     "USAA" means USAA Real Estate Company, a Delaware corporation which is an indirect, wholly-owned subsidiary of United Services Automobile Association, a reciprocal interinsurance exchange formed under the Texas Insurance Code.

ITEM 2.   EXHIBITS.

     3.1 The Company's Third Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-11, Registration No. 333-02322).

     3.2 Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     3.3 Amendment to Second Amended and Restated Bylaws adopted January 26, 1996 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     3.4 Second Amendment to Second Amended and Restated Bylaws adopted September 17, 1997 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997).

     4.1 Form of Certificate of Common Stock, par value $.001 per share, of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11, Registration No. 333-02322).

     4.2 Rights Agreement, dated as of March 12, 1998, between the Company and the Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series C Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form 8-A dated March 16, 1998).

     4.3 Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.2 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date (incorporated by reference to Exhibit 4.3 to the registrant's Registration Statement on Form 8-A dated March 16, 1998).

     4.4. Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after March 16, 1998 and prior to the Distribution Date upon transfer, exchange or new issuance.

                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   MERIDIAN INDUSTRIAL TRUST, INC.



Date:  March 16, 1998              By:/s/ Robert A. Dobbin
                                      -------------------------
                                   Name:  Robert A. Dobbin
                                   Title: Secretary and General Counsel

                                    EXHIBIT INDEX


   Exhibit                                                        Sequentially
   Number                     Description                         Numbered Page
  --------                   -------------                       ---------------
     3.1      The Company's Third Amended and Restated Articles
              of  Incorporation  (incorporated  by reference to
              E x h ibit  3.1  to  the  Company's  Registration
              Statement     on    Form    S-11,    Registration
              No. 333-02322)

     3.2      Second Amended and Restated Bylaws of the Company
              (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997

     3.3 Amendment to Second Amended and Restated Bylaws a d o pted January 26, 1996 (incorporated by r e ference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997

     3.4 Second Amendment to Second Amended and Restated Bylaws adopted September 17, 1997 (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1997

     4.1 Form of Certificate of Common Stock, par value $.001 per share, of the Company (incorporated by r e ference to Exhibit 4.1 to the Company's Registration Statement on Form S-11, Registration No. 333-02322)

     4.2 Rights Agreement, dated as of March 12, 1998, b e tween the Company and the Rights Agent,
              s p ecifying the terms of the Rights, which includes the form of Certificate of Designation of Series C Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights as Exhibit C (incorporated by reference to
              Exhibit 4.1 to the registrant's Registration Statement on Form 8-A dated March 16, 1998)

     4.3 Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.2 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered u n t i l as soon as practicable after the Distribution Date (incorporated by reference to Exhibit 4.3 to the registrant's Registration Statement on Form 8-A dated March 16, 1998)